Filed by D-Wave Quantum Inc. and DPCM Capital, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

D-Wave Announces Slate for New Public Company Board of Directors

PALO ALTO, Calif. & BURNABY, B.C. (May 23, 2022) — D-Wave Systems Inc. (“D-Wave”), a leader in quantum computing systems, software, and services, and the only company building both quantum annealing and gate-based quantum computers, has announced the anticipated public company board of directors that is expected to go into effect at the close of D-Wave’s De-SPAC transaction with DPCM Capital, Inc. (NYSE: XPOA). Upon the closing of the transaction, shares of D-Wave Quantum Inc.—a newly formed company that will be the parent company of D-Wave and DPCM Capital—are expected to trade on the NYSE under the symbol “QBTS.”

Technology industry veteran Steven West, who has served on the D-Wave board since 2009, has been named chair of the D-Wave Quantum Board of Directors. Roger Biscay, Amy Cappellanti-Wolf, Emil Michael and Michael Rogers will join current D-Wave board members Alan Baratz and Eduard van Gelderen to round out the D-Wave Quantum Board of Directors.

“D-Wave is leading a significant shift in computing, as it harnesses the power of quantum to solve today’s critical problems for organizations,” said Steve West, chair-elect of the D-Wave Quantum Board of Directors. “The new board will bring extensive expertise in helping companies accelerate commercial delivery of quantum technology solutions, build fiscally sound and compliant businesses, and navigate high-growth expansion across product categories, industry verticals and global markets. We look forward to supporting D-Wave as it continues to bring real, practical commercial quantum computing solutions to market.”

Board members include:

Dr. Alan Baratz became the CEO of D-Wave in 2020. Previously, as Executive Vice President of R&D and Chief Product Officer, he drove the development, delivery, and support of all of D-Wave’s products, technologies, and applications. He has over 25 years of experience in product development and bringing new products to market at leading technology companies and software startups. As the first president of JavaSoft at Sun Microsystems, Alan oversaw the growth and adoption of the Java platform from its infancy to a robust platform supporting mission-critical applications in nearly 80 percent of Fortune 1000 companies. He has also held executive positions at Symphony, Avaya, Cisco, and IBM. Alan served as CEO and president of Versata, Zaplet, and NeoPath Networks, and as a managing director at Warburg Pincus LLC.

Roger Biscay holds over 20 years of experience driving financial management, strategy, organizational planning, and compliance across high-tech public and private companies. He has served as Senior Vice President and Treasurer of Cisco Systems since April 2017, where his responsibilities include corporate finance, investments, cash management, foreign exchange, risk transfer, safety, security and business resiliency. He has served on the board of directors of Wasabi Technologies since August 2021, including as a member of the audit committee and governance committee, and has held senior financial markets positions in the areas of fixed income, equity capital markets and foreign exchange with the Royal Bank of Canada, Banque Paribas and Lehman Brothers.

Amy Cappellanti-Wolf is an accomplished senior human resources professional, business transformer and executive coach with expertise ranging from startups to Fortune 500 enterprises. Her management roles span high-tech (Symantec, Silver Spring Networks, Cisco, Sun Microsystems), entertainment (The

Walt Disney Company), and consumer goods (Frito-Lay). Since May 2022 she has served as Chief Human Resources Officer and Real Estate Leader of Cohesity. From January 2014 to February 2020, Amy was the Chief Human Resources Officer and Real Estate Leader for Symantec. She also serves on the board of Softchoice, a provider of technology solutions and managed services; Betterworks, a continuous performance management platform company; and Pivotal, a non-profit that focuses on foster youth education and employment.

Emil Michael serves as Chief Executive Officer and Chairman of DPCM Capital, Inc. He is one of Silicon Valley’s most highly regarded executives having built three successful companies including Tellme Networks (sold to Microsoft in 2007), Klout (sold to Lithium Technologies in 2014) and Uber. Emil has extensive experience identifying high-growth, tech-enabled businesses with his investments spanning a range of companies including Brex, GoPuff, Revolut, SpaceX and Stripe. He has been the Chairman and CEO of M8 Enterprises LLC since January 2018. Prior to that, he served as Chief Business Officer of Uber, Chief Operating Officer of Klout, and as a White House Fellow working for the Secretary of Defense. Emil also was part of the founding team of Tellme Networks, a pioneer in speech recognition technology and systems, helping the company raise over $250 million in venture capital and leading it through an $800 million sale to Microsoft.

Michael Rogers is a leader and adviser on emerging technologies, geopolitics, and cybersecurity. He currently serves on the board of trustees of MITRE Corporation, which he joined in August 2016, and served as vice chairman from November 2018 until he was elected as its Chairman in November 2021. In April 2021, Michael joined the Board of Directors of D-Wave Government Inc., a subsidiary providing D-Wave quantum computing systems, software, services and expertise to the U.S. government. He also currently serves on the board of IronNet Cybersecurity, Elite Detection K9, Contstella Intelligence, IAP Worldwide Services and IP3 Corporation. Michael represented Michigan’s 8th Congressional District in the U.S. House of Representatives from 2001 to 2015. He also sat on the Energy and Commerce Committee and chaired the House Permanent Select Committee on Intelligence.

Eduard van Gelderen is Senior Vice President and Chief Investment Officer at the Public Sector Pension Investment Board (PSP Investments), where he oversees the organization’s total portfolio and establishes the long-term investment portfolio strategy. He also heads Responsible Investment, including oversight of ESG and government & sponsor relations. Eduard has served as CEO of the Dutch financial service provider APG Asset Management and as Deputy CIO of ING Investment Management. He began his career as an investment banker in London and Amsterdam. Eduard is a certified Financial Risk Manager and a Chartered Financial Analyst and has served on several investment advisory boards.

Steven West is a 30-year veteran of the information technology marketplace and currently the founder and a partner in Emerging Company Partners LLC, a technology consulting firm. Over the course of his career, he has held many executive positions, including president and CEO of Entera, an Internet content delivery firm (acquired by Blue Coat Systems, Inc.); CEO of Hitachi Data Systems; and Group Executive of EDS. Steven is a former board director at Cisco, where he served for 23 years, and Autodesk where he served for nine years. He also served on the boards of Delta-Q Technologies and Bycast Inc.

About D-Wave Systems Inc.

D-Wave is a leader in the development and delivery of quantum computing systems, software and services, the world’s first commercial supplier of quantum computers, and the only company building both annealing quantum computers and gate-model quantum computers. Our mission is to unlock the power of quantum computing for business and society, today. We do this by delivering customer value with practical quantum applications for problems as diverse as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection, and financial modeling. D-Wave’s systems are being used by some of the world’s most advanced organizations, including NEC Corporation, Volkswagen, DENSO, Lockheed Martin, University of Southern California, Forschungszentrum Jülich and Los Alamos National Laboratory. With headquarters and the Quantum Engineering Center of Excellence based near Vancouver, Canada, D-Wave’s U.S. operations are based in Palo Alto, Calif. D-Wave has a blue-chip investor base that includes PSP Investments, Goldman Sachs, BDC Capital, NEC Corp., Aegis Group Partners, and In-Q-Tel.

D-Wave announced in February it has entered into a definitive transaction agreement with DPCM Capital, Inc. (“DPCM Capital”) (NYSE:XPOA), a publicly traded special purpose acquisition company. Upon closing of the transaction, shares of D-Wave Quantum Inc., a newly formed parent company of D-Wave and DPCM Capital, are expected to trade on the NYSE under the symbol “QBTS.”

Important Information About the Proposed Transaction and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital is provided in a registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission (SEC) by D-Wave Quantum Inc. that includes a preliminary prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a preliminary proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the preliminary proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM Capital as of a record date to be established for voting on the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this press release include, but are not limited to, statements regarding the anticipated board of directors of D-Wave Quantum Inc., the closing of the business combination transaction between D-Wave and DPCM Capital, the approval of trading the shares of D-Wave Quantum Inc. on the NYSE, D-Wave’s ability to harness the power of quantum to solve critical problems for organizations and to bring real, practical commercial quantum computing solutions to market. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including risks relating to general economic conditions, risks relating to the immaturity of the quantum computing market, risks relating to our limited experience as a public company and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM Capital’s Annual Report on Form 10-K, as amended, originally filed with the SEC on March 31, 2021, and in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the proposed transaction, and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Contacts

For D-Wave:

Media Contact:

Alan Auyeung

AxiCom

media@dwavesys.com

Investor Relations Contact:

Kevin Hunt

ir@dwavesys.com

For DPCM Capital:

Marley Ward

mward@hstrategies.com

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